ATCO
GROUP

Corporate Office

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: jodene.dutnall@atco.com

August 1, 2006

Securities and Exchange Co
Judiciary Plaza
450 – 5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Form 52-109FT2 – Certification of Interim Filings by President and CEO
- Form 52-109FT2 – Certification of Interim Filings by Senior Vice President and CFO
- Consolidated Financial Statements for the Three Months Ended March 31, 2006
- Management's Discussion and Analysis for the Three Months Ended March 31, 2006
- Interim Report for the Six Months Ended June 30, 2006
- Press Release dated July 25, 2006 – Second Quarter Operational Earnings

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

J Dutnall

Jodene Dutnall
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

FILE NO. 82-34745

Form 52 - 109F2 - Certification of Interim Filings

I, Nancy C. Southern, President & Chief Executive Officer of ATCO Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **ATCO Ltd.** (the issuer) for the interim period ending **June 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: July 24, 2006

[Original signed by N.C. Southern]

____

President & Chief Executive Officer

Form 52 - 109F2 - Certification of Interim Filings

I, Karen M. Watson, Senior Vice President & Chief Financial Officer of ATCO Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **ATCO Ltd.** (the issuer) for the interim period ending **June 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: July 24, 2006

[Original signed by K.M. Watson]

Senior Vice President & Chief Financial Officer

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: jodene.dutnall@atco.com

August 1, 2006

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 5 – Declaration of Dividends and Press release

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Jodene Dutnall
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

FILE NO. 82-34745

RECEIVED
2006 AUG 14 A 10: 12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Atco Ltd.

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
ACO.PR.A	.359375	CAD	07/27/2006	08/09/2006	09/01/2006

Filed on behalf of the Issuer by:

Name: Carol Gear
Phone: 403 292-7435
Email: carol.gear@atco.com
Submission Date:
Last Updated: 07/27/2006 18:01:36

ATCO GROUP
NewsRelease

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1400, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7532

For Immediate Release

ATCO Ltd. Declares Quarterly Dividend

CALGARY, July 27, 2006 – The Board of Directors of ATCO Ltd. has declared the following quarterly dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2006)	Payment Date (2006)
5.75% Series 3	ACO.PR.A	0.359375	09-Aug	01-Sep

ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about ATCO Ltd. can be found on its website, www.atco.com.

Contact: K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
ATCO Ltd.
(403) 292-7502

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: jodene.dutnall@atco.com

August 1, 2006

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release - ATCO Structures to provide Albian Village for Shell's Athabasca Oil Sands Project

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Jodene Dutnall
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

FOR IMMEDIATE RELEASE
Wednesday, July 5, 2006

ATCO TO PROVIDE ALBIAN VILLAGE FOR SHELL'S ATHABASCA OIL SANDS PROJECT
Project to provide high quality facility for workers in northern Alberta

CALGARY, Alberta – ATCO Structures Inc. has received a contract for the first phase of a project to manufacture, supply and install the all-inclusive Albian Village accommodations for trades people and management personnel at Shell's Athabasca Oil Sands Project (AOSP) Upstream Expansion #1 north of Fort McMurray, Alberta.

Accommodating 800 people in the first phase, and capable of expansion to 2,500 people, Albian Village features a 115,000 square foot core building containing a gymnasium, running track, workout facility, lounge, lecture hall, dining area, and plus-15 elevated corridors.

"We want a safe, comfortable and active environment for all people working on the AOSP Expansion #1 at Albian Sands," said Terry Letherby, Shell Canada's AOSP Upstream Expansion Project Manager. "We are looking to attract skilled people from across Canada to work on our project, so offering top notch accommodation is essential."

With Albian Village to be located 10 kilometres southeast of Shell's existing Muskeg River Mine, ATCO Structures' contract includes turnkey services such as delivery and installation, distribution of site services (electrical, water, gas, and sewer), supply of external recreational facilities, parking, lighting and fencing. Subcontractor Clark Builders will complete part of the village design, which includes the core building.

Manufacturing of the modules required for phase one of Albian Village will begin in ATCO's Calgary facility in the summer of 2006. The units will then be transported to site by truck and installed by ATCO Structures and subcontractors, with completion scheduled for first quarter of 2007.

"We are pleased to have been selected to supply this unique, premier facility," said Michael Shaw, Managing Director, Global Enterprises, ATCO Group and President, ATCO Structures Inc. "Working with Albian Sands, we have designed the village to reflect their vision of local accommodation with many amenities, and an environment of comfort in the remote location of the project."

Albian Sands Energy Inc. operates the Muskeg River Mine on behalf of the AOSP owners, Shell Canada Limited (60%), Chevron Canada Limited (20%) and Western Oil Sands L.P. (20%).

ATCO Structures Inc., part of the ATCO Group of Companies, has manufactured, sold and leased workforce housing and modular buildings since 1947 in more than 100 countries. The ATCO Group is a worldwide organization of companies engaged in Power Generation, Utilities, and Global Enterprises. The ATCO Structures website can be accessed at www.atcostructures.com.

For further information please contact:

Michael Shaw
Managing Director, Global Enterprises
ATCO Group and
President, ATCO Structures Inc.
Calgary, Alberta
Phone: (403) 292-7591

Janet Annesley
Manager, Public Affairs - Oil Sands
Shell Canada Limited
Calgary, Alberta
Phone: (403) 691-2023

Photo Editors: An artist's conceptual rendering of "Albian Village" is available through the wire service.